Evanston Capital Management, LLC
1560 Sherman Avenue, Suite 960
Evanston, Illinois 60201

July 27, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Karen Rossotto Division of Investment Management

Re:	Evanston Alternative Opportunities Fund
Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File Nos. 333- 191847 and 811-22904)

Dear Ms. Rossotto:

Evanston Alternative Opportunities Fund (the “Fund”) has filed the above-captioned post-effective amendment to its registration statement on Form N-2 (the “Registration Statement”).  The Fund hereby seeks acceleration of the effectiveness of the Registration Statement to July 29, 2016 or as soon thereafter as possible.

In support of its request for acceleration, the Fund acknowledges that:
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the filing;

2. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

3. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

4. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very truly yours,

Evanston Alternative Opportunities Fund
By: /s/ Scott Zimmerman
Scott Zimmerman
Secretary